

December 22, 2009

Mr. Jack M. Laskowitz
Chief Financial Officer
Paradise, Inc.
1200 Dr. Martin Luther King, Jr. Blvd.
Plant City, FL 33563

> **Re:** **Paradise, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the Quarter Ended September 30, 2009**
> **Filed November 13, 2009**
> **File No. 000-03026**

Dear Mr. Laskowitz:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We note that you used an outdated Form 10-K cover page. Please ensure that you use current forms in future filings.

Financial Statements

General

2.   Please amend your filing to either remove your fiscal year 2006 financial statements since as a smaller reporting company, you are required to present only two years of financial statements per Rule 8-02 of Regulation S-X, or include a report from your former auditors, revised to denote in a legend at the top of the report that this is a copy of the original report, and that this report has not been re-issued since the former auditors have ceased to be registered with the PCAOB, identifying the date of their deregistration.

Note 4 – Investment in Marketable Equity Securities, page 21

3.   We note your tabular disclosures of marketable equity securities classified as available for sale, showing cumulative unrealized losses in excess of 43% of their costs as of December 31, 2008. Further, we note that there has been no change in the balance of your Accumulated Other Comprehensive Income as of September 30, 2009, indicating that your unrealized losses have remained unchanged during the nine month period. Given the magnitude of these unrealized losses, please tell us how your accounting has complied with ASC 320-10-35-20 through 35-35 in assessing the potential for other than temporary impairment.

Additionally, please explain whether there have been any movements in the value of your marketable securities since December 31, 2008 to September 30, 2009, providing details to understand why your recorded values have not changed.

Controls and Procedures, page 31

4.   Please include a statement in your Management's Annual Report on Internal Control Over Financial Reporting indicating that it does not include an attestation report of your registered public accounting firm to comply with Item 308T(a)(4) of Regulation S-K.

Exhibit 31.1 and Exhibit 31.2

5.   Please amend your certifications at Exhibits 31.1 and 31.2 to characterize Paradise, Inc. as a "registrant" as opposed to a "small business issuer" to conform to the requirements of Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended September 30, 2009

Controls and Procedures, page 13

6.   Please note that your disclosure regarding changes in your internal control over financial reporting should indicate whether there have been any changes that have materially affected or are reasonably likely to materially affect your internal control over financial reporting to comply with Item 308T(b) of Regulation S-K.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief